UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Terry, Brent
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP, Embedded Systems Solutions

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $0.0400                                                                    (1)          05/01/03
(right to buy)
Non-Qualified Stock Option     $0.0400                                                                    (1)          01/31/04
(right to buy)
Non-Qualified Stock Option     $0.4400                                                                    (1)          11/10/05
(right to buy)
Non-Qualified Stock Option     $1.9375                                                                    (4)          09/29/08
(right to buy)
Non-Qualified Stock Option     $3.8750         02/09/99       A         19,648                            (3)          02/09/09
(right to buy)
Non-Qualified Stock Option     $3.9000                                                                    (2)          09/27/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   2,462                     2,462         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,846                     1,846         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,846                     1,846         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   21,700                    21,700        D   Direct
(right to buy)
Non-Qualified Stock Option     02/09/99  Common Stock                   19,648                    19,648        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,077                     3,077         D   Direct
(right to buy)

Explanation of Responses:

-
(1) Options are currently exercisable.

(2) Options to purchase 1,538 shares are currently exercisable. The remaining options are exercisable in two (2) equal annual installments commencing on September 27, 1999.

(3) Options become exercisable in four(4)equal annual installments commencing on February 9, 2000.

(4) Options to purchase 4,000 shares become exercisable on September 29, 2005. The remaining options are exercisable in four (4) equal annual installments commencing on September 29, 1999.

SIGNATURE OF REPORTING PERSON
/S/ Terry, Brent
DATE 03/09/99